United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April, 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Interim Financial Statements

March 31, 2014

IFRS

Filed with the CVM, SEC and HKEx on

April 30, 2014

Vale S.A.

Report of independent registered

public accounting firm

To the Board of Directors and Stockholders

Vale S.A.

We have reviewed the accompanying condensed consolidated balance sheet of Vale S.A. (the “Company”) and its subsidiaries as of March 31, 2014, and the related condensed consolidated statements of income, of comprehensive income, of cash flows and of stockholders’ equity for the three-month periods ended March 31, 2014 and March 31, 2013. This interim financial information is the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Rio de Janeiro, April 30, 2014

/S/ PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 “F” RJ

/S/ Ivan Michael Clark
Contador CRC 1MG061100/O-3 “S” RJ

Condensed Balance Sheet

In millions of United States Dollars

	Notes	March 31, 2014	December 31, 2013
		(unaudited)
Assets
Current assets
Cash and cash equivalents	7	7,182	5,321
Derivative financial instruments	22	186	201
Accounts receivable	8	4,103	5,703
Related parties	29	719	261
Inventories	9	4,754	4,125
Prepaid income taxes		1,594	2,375
Recoverable taxes	10	1,632	1,579
Advances to suppliers		126	125
Receivable from sale of investment		1,197	—
Others		833	921
		22,326	20,611

Non-current assets held for sale and discontinued operation	6	665	3,766
		22,991	24,377
Non-current assets

Related parties	29	115	108
Loans and financing agreements receivable		261	241
Judicial deposits	16	1,552	1,490
Recoverable income taxes		414	384
Deferred income taxes	18	4,690	4,523
Recoverable taxes	10	289	285
Derivative financial instruments	22	169	140
Deposit on incentive and reinvestment		197	191
Others		788	738
		8,475	8,100

Investments	11	5,315	3,584
Intangible assets, net	12	7,094	6,871
Property, plant and equipment, net	13	83,762	81,665
		104,646	100,220
Total		127,637	124,597

Condensed Balance Sheet

In millions of United States Dollars

(continued)

	Notes		March 31, 2014	December 31, 2013
			(unaudited)
Liabilities
Current liabilities
Suppliers and contractors			3,473	3,772
Payroll and related charges			800	1,386
Derivative financial instruments	22		490	238
Loans and financing	14		1,769	1,775
Related parties	29		328	205
Income Taxes Settlement Program	17		499	470
Taxes and royalties payable			445	327
Provision for income taxes			267	378
Employee postretirement obligations	19		96	97
Asset retirement obligations	15		161	96
Others			634	420
			8,962	9,164

Liabilities directly associated with non-current assets held for sale and discontinued operation	6		—	448
			8,962	9,612
Non-current liabilities
Derivative financial instruments	22		1,122	1,492
Loans and financing	14		28,085	27,670
Related parties	29		164	5
Employee postretirement obligations	19		2,086	2,198
Provisions for litigation	16		1,373	1,276
Income Taxes Settlement Program	17		6,773	6,507
Deferred income taxes	18		3,210	3,228
Asset retirement obligations	15		2,632	2,548
Stockholders’ Debentures	28	(e)	1,860	1,775
Redeemable noncontrolling interest			276	276
Gold stream transaction	27		1,481	1,497
Others			1,714	1,577
			50,776	50,049
Total liabilities			59,738	59,661

Stockholders’ equity	23
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (2,108,579,618 in 2013) issued			22,907	22,907
Common stock - 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (3,256,724,482 in 2013) issued			37,671	37,671
Treasury stock - 140,857,692 (140,857,692 in 2013) preferred and 71,071,482 (71,071,482 in 2013) common shares			(4,477)	(4,477)
Results from operations with noncontrolling stockholders			(400)	(400)
Results on conversion of shares			(152)	(152)
Unrealized fair value gain (losses)			(1,219)	(1,202)
Cumulative translation adjustments			(21,154)	(20,588)
Retained earnings and revenue reserves			33,217	29,566
Total company stockholders’ equity			66,393	63,325
Noncontrolling interests			1,506	1,611
Total stockholders’ equity			67,899	64,936
Total liabilities and stockholders’ equity			127,637	124,597

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Statement of Income

In millions of United States Dollars, except as otherwise stated

	Three-month period ended (unaudited)
	Notes	March 31, 2014	March 31, 2013
Continuing operations
Net operating revenue	24	9,503	10,646
Cost of goods sold and services rendered	25	(5,590)	(5,404)
Gross profit		3,913	5,242

Operating (expenses) income
Selling and administrative expenses	25	(282)	(352)
Research and evaluation expenses		(145)	(171)
Pre operating and stoppage operation		(248)	(375)
Other operating expenses, net	25	(217)	(135)
		(892)	(1,033)
Operating income		3,021	4,209

Financial income	26	1,339	626
Financial expenses	26	(1,190)	(972)
Equity results from joint venture entities and associates	11	195	172
Net income before income taxes		3,365	4,035

Income taxes	18
Current tax		(928)	(1,095)
Deferred tax		(61)	168
		(989)	(927)
Income from continuing operations		2,376	3,108
Loss attributable to noncontrolling interests		(139)	(57)
Net income attributable to the Company’s stockholders		2,515	3,165

Discontinued Operations
Loss from discontinued operations		—	(56)
Loss attributable to the Company’s stockholders		—	(56)

Net income		2,376	3,052
Loss attributable to noncontrolling interests		(139)	(57)
Net income attributable to the Company’s stockholders		2,515	3,109

Earnings per share attributable to the Company’s stockholders:	23
Basic and diluted earnings per share:
Common share		0.49	0.60
Preferred share		0.49	0.60

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Statement of Comprehensive Income

In millions of United States Dollars

	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013
Net income	2,376	3,052
Other comprehensive income
Item that will not be reclassified subsequently to income
Cumulative translation adjustments	2,311	936

Retirement benefit obligations
Gross balance for the period	24	28
Effect of taxes	(3)	(3)
Equity results from associates and joint ventures, net taxes	1	—
	22	25
Total items that will not be reclassified subsequently to income	2,333	961

Item that will be reclassified subsequently to income
Cumulative translation adjustments
Gross balance for the period	(1,765)	(1,162)

Unrealized results on available-for-sale investments
Gross balance for the period	—	(205)

Cash flow hedge
Gross balance for the period	(4)	(65)
Effect of taxes	3	5
Equity results from associates and joint ventures, net taxes	—	3
Transfer of realized results to income, net taxes	(16)	17
	(17)	(40)
Total of items that will be reclassified subsequently to income	(1,782)	(1,407)
Total comprehensive income	2,927	2,606
Comprehensive income attributable to noncontrolling interests	(141)	(59)
Comprehensive income attributable to the Company’s stockholders	3,068	2,665

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Statement of Changes in Stockholder’s Equity

In millions of United States Dollars

	Three-month period ended
	Capital	Results on conversion of shares	Results from operation with noncontrolling stockholders	Revenue reserves	Treasury stock	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Total Company stockholder’s equity	Noncontrolling stockholders’ interests	Total stockholder’s equity
December 31, 2012	60,578	(152)	(400)	38,389	(4,477)	(2,044)	(18,663)	8	73,239	1,588	74,827
Net income	—	—	—	—	—	—	—	3,109	3,109	(57)	3,052
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	25	—	—	25	—	25
Cash flow hedge	—	—	—	—	—	(40)	—	—	(40)	—	(40)
Unrealized fair value results	—	—	—	—	—	(205)	—	—	(205)	—	(205)
Translation adjustments	—	—	—	474	—	(21)	(640)	(37)	(224)	(2)	(226)
Contribution and distribution to stockholders:
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	4	4
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	(12)	(12)
March 31, 2013 (unaudited)	60,578	(152)	(400)	38,863	(4,477)	(2,285)	(19,303)	3,080	75,904	1,521	77,425

December 31, 2013	60,578	(152)	(400)	29,566	(4,477)	(1,202)	(20,588)	—	63,325	1,611	64,936
Net income	—	—	—	—	—	—	—	2,515	2,515	(139)	2,376
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	22	—	—	22	—	22
Cash flow hedge	—	—	—	—	—	(17)	—	—	(17)	—	(17)
Translation adjustments	—	—	—	1,040	—	(22)	(566)	96	548	(2)	546
Contribution and distribution to stockholders:
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	38	38
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(2)	(2)
March 31, 2014 (unaudited)	60,578	(152)	(400)	30,606	(4,477)	(1,219)	(21,154)	2,611	66,393	1,506	67,899

The accompanying selected notes are an integral part of these interim financial statements.

Condensed Statement of Cash Flow

In millions of United States Dollars

	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013
Cash flow from continuing operating activities:
Net income from continuing operations	2,376	3,109
Adjustments to reconcile net income with cash from continuing operations
Equity results from associates and joint venture	(195)	(172)
Loss on disposal of property, plant and equipment	127	78
Depreciation, amortization and depletion	1,026	1,007
Deferred income taxes	61	(168)
Foreign exchange and indexation, net	(311)	(321)
Unrealized derivative losses, net	(195)	(9)
Stockholders’ Debentures	22	167
Other	9	(50)
Decrease (increase) in assets:
Accounts receivable	1,822	421
Inventories	(811)	(349)
Recoverable taxes	755	34
Other	63	188
Increase (decrease) in liabilities:
Suppliers and contractors	20	(340)
Payroll and related charges	(594)	(642)
Taxes and contributions	(208)	(17)
Gold stream transaction	—	1,319
Other	115	(292)
Net cash provided by operating activities from continuing operations	4,082	3,963
Net cash used in operating activities from discontinued operations	—	(95)
Net cash provided by operating activities	4,082	3,868
Cash flow from continuing investing activities:
Short-term investments	1	(321)
Loans and advances	(97)	24
Guarantees and deposits	(32)	(24)
Additions to investments	(121)	(182)
Additions to property, plant and equipment and intangible	(2,383)	(3,348)
Dividends and interest on capital received from associates and joint venture	11	—
Proceeds from disposal of assets\ Investments	—	95
Proceeds from Gold stream transaction	—	581
Net cash used in investing activities from continuing operations	(2,621)	(3,175)
Net cash used in investing activities from discontinued operations	—	(199)
Net cash used in investing activities	(2,621)	(3,374)
Cash flow from continuing financing activities:
Financial institutions - Loans and financing
Loans and financing
Additions	651	129
Repayments	(293)	(424)
Net cash provided by (used in) financing activities from continuing operations	358	(295)
Net cash provided by (used in) used in financing activities	358	(295)
Increase in cash and cash equivalents	1,819	199
Cash and cash equivalents of cash, beginning of the period	5,321	5,832
Effect of exchange rate changes on cash and cash equivalents	42	11
Cash and cash equivalents, end of the period	7,182	6,042
Cash paid during the period for (i):
Interest on loans and financing	(453)	(434)
Income taxes	(159)	(824)
Income taxes - settlement program	(116)	—
Inflows during the period:
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	15	117

(i) Amounts paid are classified as cash flows from operating activities.

The accompanying selected notes are an integral part of these interim financial statements.

Notes to Condensed Consolidated Financial Statements

Expressed in millions of United States Dollars, unless otherwise stated

1.            Operational Context

Vale S.A. (the “Parent Company”) is a public limited liability company headquartered at 26, Av. Graça Aranha, Rio de Janeiro, Brazil with securities traded on the Brazilian (“BM&F BOVESPA”), New York (“NYSE”), Paris (“NYSE Euronext”) and Hong Kong (“HKEx”) stock exchanges.

Vale S.A. and its direct and indirect subsidiaries (“Vale”, “Group”, “Company” or “we”) are principally engaged in the research, production and sale of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, ferroalloys, cobalt, platinum group metals and precious metals. The Company also operates in the segments of energy and steel. The information by segment is presented in Note 24.

2.             Summary of the Main Accounting Practices and Accounting Estimates

a)            Basis of presentation

The condensed consolidated interim financial statements of the Company (“Interim Financial Statements”) have been prepared in accordance with the IAS 34 of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Interim financial statements have been prepared under the historical cost convention as adjusted to reflect: (i) the fair value of held for trade financial instruments measured at fair value through the Statement of Income and available for sale financial instruments measured at fair value through the Statement of Comprehensive Income; and (ii) the impairment loss.

These condensed interim financial statements have been reviewed, not audited. However, principles, estimates, accounting practices, measurement methods and standards adopted are consistent with those presented in the financial statements as of December 31, 2013, except as otherwise disclosed. These interim financial statements were prepared by Vale to update users about relevant information presented in the period and should be read with the financial statements for the year ended December 31, 2013.

We evaluated subsequent events through April 28, 2014, which was the date of the Interim financial statement were approved by the Executive Officers.

b)            Functional currency and presentation currency

The Interim Financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian Real (“BRL” or “R$”). For presentation purposes, these Interim financial statements are presented in United States Dollars (“USD” or “US$”) as we understand this is how our international investors are used to analyze our interim financial statements in order to take their decisions.

Operations in other currencies are translated into the functional currency of each entity using the actual exchange rates in force on the respective transactions dates. The foreign exchange gains and losses resulting from the translation at the exchange rates in force at the end of the period are recognized in the Statement of Income as financial expense or income. The exceptions are transactions for which gains and losses are recognized in the Statement of Comprehensive Income.

Statement of Income and Balance Sheet of all Group entities whose functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) Assets, liabilities and Stockholders’ equity (except components described in item (iii)) for each Balance Sheet presented are translated at the closing rate at the Balance Sheet date; (ii) income and expenses for each Statement of Income are translated at the average exchange rates, except for specific transactions that, considering their significance, are translated at the rate at the dates of the transactions and; (iii) capital, capital reserves and treasury stock are translated at the rate at the dates of each transaction. All resulting exchange differences are recognized in a separate component of the Statement of Comprehensive Income, the “Cumulative Translation Adjustment” account, and subsequently transferred to the Statement of Income when the assets are realized.

The exchange rates of the major currencies that impact our operations against the functional currency, Brazilian real, were:

	Exchange rates used for conversions in Brazilian Reais
	Exchange rate as at		Average rate for the Three-months period ended
	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2013
	(unaudited)		(unaudited)	(unaudited)
US Dollar - US$	2.2630	2.3426	2.3652	2.2734
Canadian Dollar - CAD	2.0472	2.2031	2.1456	2.1660
Australian Dollar - AUD	2.0989	2.0941	2.1222	2.1077
Euro - EUR or €	3.1175	3.2265	3.2399	3.0958

3.             Critical Accounting Estimates

The critical accounting estimates are the same as those adopted in preparing the interim financial statements for the year ended December 31, 2013.

4.                                      Accounting Standards

a)            Standards, interpretations or amendments issued by the IASB and effective from January 1, 2014

Novation of Derivatives and Continuation of Hedge Accounting — In June 2013 IASB issued an amendment to IAS 39 — Financial Instruments: Recognition and Measurement, that document conclude that hedge accounting do not terminate or expire when as consequence of law or regulation, a derivative financial instrument replace their original counterparty to become the new counterparty to each of the parties. This standard had no material effect on these financial statements.

IFRIC 21 Levies — In May 2013 IASB issued an interpretation about the recognition of a government imposition (levies). This standard had no material effect on these financial statements.

Recoverable Amount Disclosures for Non-Financial Assets — In May 2013 IASB issued an amendment to IAS 36 — Impairment of Asset that clarifies the IASB intention about the disclosure of non- financial assets impairment. This standard had no material effect on these financial statements.

b)            Standards, interpretations or amendments issued by the IASB in the period and effective after January 1, 2014

IFRS 14 Regulatory Deferral Accounts — In January 2014 IASB issued the standard IFRS 14 - Regulatory Deferral Accounts that permits a first-time adopter within its scope to continue to account for regulatory deferral account balances in its first IFRS financial statements in accordance with its previous GAAP when it adopts IFRS. This standard will be effective for annual periods beginning on or after January 1, 2016 and will not affect our financial statements.

5.             Risk Management

During the period there were no significant change in relation to risk management policies disclosed in the financial statements for the year ended December 31, 2013.

6.             Non-current assets and liabilities held for sale and discontinued operations

The amounts below show non-current assets and liabilities held for sale and discontinued operations reclassified during the period:

	March 31, 2014 (unaudited)	December 31, 2013
	Energy	General Cargo - Logistic	Energy	Total
Assets held for sale and discontinued operation
Accounts receivable	—	141	—	141
Other current assets	—	271	—	271
Investment	89	—	79	79
Intangible, net	—	1,687	—	1,687
Property, plant and equipment, net	576	1,027	561	1,588
Total assets	665	3,126	640	3,766

Liabilities associated with assets held for sale and discontinued operation
Suppliers and contractors	—	85	—	85
Payroll and related charges	—	61	—	61
Other current liabilities	—	112	—	112
Other non-current Liabilities	—	190	—	190
Total Liabilities	—	448	—	448
Assets and liabilities with discontinued operation	665	2,678	640	3,318

In September 2013, Vale announced its intention to dispose the control over its subsidiary VLI S.A. (“VLI”), which aggregates all operations of General cargo logistic segment. As consequence, the General Cargo logistic segment was treated as discontinued operations and assets and liabilities were reclassified to non-current asset / liabilities held for sale.

As part of the disposal process in a first stage, we entered into agreements to transfer its 20% stock on VLI capital to Mitsui & Co. in the amount of US$667 and 15.9% for Fundo de Garantia de Tempo de Serviço (“FGTS”) by amount US$530. In a second stage we entered into agreement to transfer 26.5% to investment fund managed by Brookfield Asset Management by an amount of US$884. The operation was subject to revision by the Brazilian Administrative Council for Economic Defense Agency (“Conselho Administrativo de Defesa Econômica” or “CADE”) which had approved the first stage of the transaction in March, 2014. The first stage was concluded in April 2014 (subsequent event).”

Approximately US$884 of the total amount of transaction will be contributed directly on the VLI.

Since January 1, 2014, the investment in VLI is being treated as investment in associate (note 11).

Energy Generation Assets

In December 2013, the company signed agreements with CEMIG Geração e Transmissão S.A. (“CEMIG GT”), as follow : (i) to sell 49% of it stakes of 9% over Norte Energia S.A.(“Norte Energia”), company responsible for construction, operation and exploration of Hydroelectric facility of Belo Monte (“Belo Monte”), and (ii) Creation of a Joint venture Aliança Geração de Energia S/A (“Aliança”) to be constituted by Vale and CEMIG through contribution of their holdings within following power generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I e II, Aimorés and Candonga. No cash will be disbursed as part of the transaction. Vale and CEMIG GT will hold respectively 55% and 45% of this new company and the supply of electricity to Vale operations, previously guaranteed by their own generation, will be secured by long-term contract.

The operation above is still pending approval from Brazilian Electricity Regulatory Agency (“Agência Nacional de Energia Elétrica” or “ANEEL”). The assets were transferred to assets held for sale with no impact in the Statement of Income.

7.             Cash and Cash Equivalents

	March 31, 2014	December 31, 2013
	(unaudited)
Cash and bank deposits	2,062	1,558
Short-term investments	5,120	3,763
	7,182	5,321

Cash and cash equivalents includes cash, demand deposits, and financial investments with an insignificant risk of changes in value, being in part Brazilian Reais indexed to the Brazilian Interbank Interest rate (“DI Rate”or”CDI”) and those denominated in US Dollars are mainly in time deposits, with the original maturities of less than three months.

8.             Accounts Receivables

	March 31, 2014	December 31, 2013
	(unaudited)
Denominated in BRL	891	509
Denominated in other currencies, mainly US$	3,325	5,283
	4,216	5,792

Allowance for doubtful accounts	(113)	(89)
	4,103	5,703

Accounts receivables related to the steel sector represented 80.73% and 79.70% of total receivable as at March 31, 2014 and December 31, 2013, respectively.

No individual customer represents over 10% of receivables or revenues.

The estimated losses for accounts receivable recorded in the Statement of Income as at March 31, 2014 and December 31, 2013 totaled US$23 and US$4, respectively. Write offs as at March 31, 2014 and 2013, totaled US$2 and US$7, respectively.

9.             Inventory

Inventories are comprised as follows:

	March 31, 2014	December 31, 2013
	(unaudited)
Inventories of products
Bulk Material
Iron ore	1,061	646
Pellets	82	88
Manganese and ferroalloys	100	75
Coal	339	318
	1,582	1,127
Base Metals
Nickel and other products	1,469	1,398
Copper	28	23
	1,497	1,421
Fertilizers
Potash	9	8
Phosphates	325	313
Nitrogen	21	19
	355	340

Other products	12	8
Total of inventories of products	3,446	2,896

Materials supplies	1,308	1,229
Total of inventories	4,754	4,125

As at March 31, 2014 and December 31, 2013 inventory balances included a provision to adjust at market value of nickel, amounting to US$0 and US$14, respectively, manganese in the amount of US$1 and US$1, respectively, and coal in the amount of US$131 and US$117, respectively.

	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013
Inventories of product
Balance at beginning of the period	2,896	3,597
Production/acquisition	5,433	4,803
Transfer from materials supplies inventory	810	949
Sales	(5,590)	(5,404)
Provision/ reversal of the write-off by inventory adjustment (a)	(132)	(123)
Translation adjustments	29	41
Balance at ended of period	3,446	3,863

(a) Include provision for adjustments to market value

	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013
Materials supplies
Balance at beginning of period	1,229	1,413
Acquisition	872	987
Transfer to use	(810)	(949)
Translation adjustments	17	15
Balance at ended of period	1,308	1,466

10.          Recoverable Taxes

	March 31, 2014	December 31, 2013
	(unaudited)
Value-added tax	1,197	1,129
Brazilian Federal Contributions	674	680
Others	50	55
Total	1,921	1,864

Current	1,632	1,579
Non-current	289	285
Total	1,921	1,864

11.          Investments

The movement of investments in associate and joint ventures are as follow:

	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013
Balance at beginning of period	3,584	6,384
Additions	121	182
Transfer - Control acquisition	79	—
Translation adjustment for the period	121	(108)
Equity results	195	172
Equity other comprehensive income	2	(201)
Dividends declared	(42)	(27)
Transfers from held for sale (a)	1,255	—
Balance at end of period	5,315	6,402

(a) The transfers from held for sale refers to investments in VLI US$1,255.

Investments (Continued)

					Investments		Equity results (unaudited)		Received dividends (unaudited)
				% voting	As of		Three-month period ended		Three-month period ended
	Location	Relationship	% ownership	capital	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
					(unaudited)
Bulk Material
Iron Ore and pellets
Baovale Mineração S.A. - BAOVALE	Brazil	Joint venture	50.00	50.00	26	24	1	3	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO (c)	Brazil	Joint Venture	51.00	51.11	177	159	13	2	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS (c)	Brazil	Joint Venture	50.89	51.00	79	83	3	(4)	11	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	Brazil	Joint Venture	50.00	50.00	103	91	8	1	—	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO (c)	Brazil	Joint Venture	50.90	51.00	69	62	4	—	—	—
MRS Logística S.A. (f)	Brazil	Joint Venture	47.59	46.75	576	564	14	13	—	—
Minas da Serra Geral S.A. - MSG	Brazil	Joint Venture	50.00	50.00	24	22	1	1	—	—
Samarco Mineração S.A. (d)	Brazil	Joint Venture	50.00	50.00	633	437	174	161	—	—
Tecnored Desenvolvimento Tecnológico S.A. (b), (h)	Brazil		—	—	—	38	(1)	(2)	—	—
Zhuhai YPM Pellet Co	China	Associate	25.00	25.00	24	25	—		—	—
					1,711	1,505	217	175	11	—
Coal
Henan Longyu Energy Resources CO., LTD.	China	Associate	25.00	25.00	368	357	12	9	—	—
					368	357	12	9	—	—
Base Metals
Copper
Teal Minerals Incorporated	Zambia	Associate	50.00	50.00	223	228	(5)	(3)	—	—

Nickel
Korea Nickel Corp	Korea	Associate	25.00	25.00	20	22	(1)	(1)	—	—

Others
General Cargo Logistic
VLI S.A. (e)	Brazil	Associate	37.51	37.51	1,255	—	—	—	—	—

Bauxite
Mineração Rio Grande do Norte S.A. - MRN	Brazil	Associate	40.00	40.00	114	111	6	2	—	—

Steel
California Steel Industries, INC	USA	Joint Venture	50.00	50.00	184	181	2	6	—	—
CSP- Companhia Siderúrgica do PECEM (g)	Brazil	Joint Venture	50.00	50.00	825	686	(3)	(1)	—	—
Thyssenkrupp CSA Companhia Siderúrgica do Atlântico	Brazil	Associate	26.87	26.87	315	321	(18)	(7)	—	—
					1,324	1,188	(19)	(2)	—	—
Other affiliates and joint ventures
Norte Energia S.A.	Brazil	Joint Venture	4.59	4.59	93	83	—		—	—
LOG-IN - Logística Intermodal S/A (a)	Brazil	Associate	—	—	—	—	—	4	—	—
Others					207	90	(15)	(12)	—	—
					300	173	(15)	(8)	—	—
					5,315	3,584	195	172	11	—

(a) Company sold in December 2013;

(b) Investment balance includes the values of advances for future capital increase;

(c) Although Vale held a majority of the voting interest of investees accounted for under the equity method, existing veto rights held by noncontrolling shareholders;

(d) Main data of Samarco in 2014: total Assets US$6,272, Liabilities US$3,976, Operational Result US$334, Financial Result US$103, Income tax US$(92);

(e Considering the final participation after the transaction conclusion and the respective shareholders agreement, as described in Note 6 .

(f) Main data of MRS in 2014: Total Assets US$2,931, Liabilities US$1,719, Operational Result US$58, Financial Result US$(11), Income tax US$(17);

(g)Pre-operational stage; and

(h)Consolidated since March 2014.

12.          Intangible Assets

	March 31, 2014 (unaudited)			December 31, 2013
Indefinite useful life	Cost	Amortization	Net	Cost	Amortization	Net
Goodwill	4,176	—	4,176	4,140	—	4,140

Finite useful life
Concession and subconcession	3,393	(1,277)	2,116	3,099	(1,192)	1,907
Right of use	323	(82)	241	328	(75)	253
Others	1,344	(783)	561	1,295	(724)	571
	5,060	(2,142)	2,918	4,722	(1,991)	2,731
Total	9,236	(2,142)	7,094	8,862	(1,991)	6,871

The rights of use refers basically to the usufruct contract entered into with noncontrolling stockholders to use the Empreendimentos Brasileiros de Mineração S.A. shares (owner of the shares of MBR) and intangible identified in business combination of Vale Canada. The amortization of the right of use will expires in 2037 and Vale Canada’s intangible will end in September 2046. The concessions and subconcessions are the agreements with the Brazilian government for the exploration and the development the ports and rails.

The table below shows the movement of intangible assets during the period:

	Goodwill	Concessions and Subconcessions	Right to use	Others	Total
Balance as at December 31, 2012	4,603	3,757	302	549	9,211
Addition	—	125	—	8	133
Disposals	—	(2)	—	—	(2)
Amortization	—	(46)	(5)	(37)	(88)
Translation adjustments	(3)	44	(3)	7	45
Net effect of discontinued operation in the period	—	9	—	—	9
Balance as at March 31, 2013 (unaudited)	4,600	3,887	294	527	9,308

Balance as at December 31, 2013	4,140	1,907	253	571	6,871
Addition	—	184	—	5	189
Disposals	—	(3)	—	—	(3)
Amortization	—	(45)	(7)	(14)	(66)
Translation adjustments	36	73	(5)	(1)	103
Balance as at March 31, 2014 (unaudited)	4,176	2,116	241	561	7,094

13.          Property, plant and equipment

	March 31, 2014 (unaudited)			December 31, 2013
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	1,103	—	1,103	945	—	945
Buildings	10,422	(2,238)	8,184	9,916	(2,131)	7,785
Facilities	17,523	(5,009)	12,514	15,659	(4,722)	10,937
Computer equipment	680	(443)	237	679	(496)	183
Mineral properties	21,494	(5,296)	16,198	21,603	(5,327)	16,276
Other	28,297	(9,008)	19,289	27,149	(8,409)	18,740
Construction in progress	26,237	—	26,237	26,799	—	26,799
	105,756	(21,994)	83,762	102,750	(21,085)	81,665

	Land	Building	Facilities	Computer equipment	Mineral properties	Other	Constructions in progress	Total
Balance as at December 31, 2012	676	6,093	11,756	376	18,867	18,178	28,936	84,882
Addition (i)	—	—	—	—	—	—	3,326	3,326
Disposals	—	—	(37)	(1)	(31)	(1)	(15)	(85)
Depreciation and amortization	—	(61)	(216)	(20)	(244)	(614)	—	(1,155)
Translation adjustments	6	34	43	2	(578)	(4)	167	(330)
Transfers	184	318	208	13	(573)	817	(967)	—
Net effect of discontinued operation in the period	—	—	—	(1)	—	115	(132)	(18)
Balance as at March 31, 2013 (unaudited)	866	6,384	11,754	369	17,441	18,491	31,315	86,620

Balance as at December 31, 2013	945	7,785	10,937	183	16,276	18,740	26,799	81,665
Addition (i)	—	—	—	—	—	—	2,209	2,209
Disposals	—	(10)	(3)	(2)	(58)	(32)	(19)	(124)
Depreciation and amortization	—	(76)	(267)	(14)	(222)	(475)	—	(1,054)
Translation adjustments	100	192	115	23	(98)	519	215	1,066
Transfers	58	293	1,732	47	300	537	(2,967)	—
Balance as at March 31, 2014 (unaudited)	1,103	8,184	12,514	237	16,198	19,289	26,237	83,762

(i) The total amount of Capital Expenditures recognized as additions of construction in progress for the Three-month period ended of March 31, 2014 and March 31, 2013 correspond to US$1,731 and US$2,725, respectively.

The property, plant and equipment (net book value) given as guarantees for judicial claims at March 31, 2014 and December 31, 2013 correspond to US$63 and US$77, respectively.

In March 31, 2014, US$1.2 billion refers to iron ore Project — Guinea (Note 28d).

14.          Loans and Financing

a)            Total debt

	Current liabilities		Noncurrent liabilities
	March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013
	(unaudited)		(unaudited)
Debt contracts abroad
Loans and financing in:
United States Dollars	346	334	4,531	4,662
Others currencies	2	2	3	3
Fixed rates:
Notes indexed in United Stated Dollars	10	12	13,801	13,808
Euro	—	—	2,066	2,066
Accrued charges	227	350	—	—
	585	698	20,401	20,539
Debt contracts in Brazil
Loans and financing in:
Indexed to TJLP, TR, IGP-M and CDI	802	750	5,104	5,000
Basket of currencies, LIBOR	178	175	1,342	1,365
Non-convertible debentures	—	—	847	372
Fixed rates:
Loans in United States Dollars	6	6	78	80
Loans in Reais	51	47	313	314
Accrued charges	147	99	—	—
	1,184	1,077	7,684	7,131
	1,769	1,775	28,085	27,670

All the securities issued through our 100% finance subsidiary Vale Overseas Limited, are fully and unconditionally guaranteed by Vale.

The long-term portion as at March 31, 2014 (unaudited) has maturities as follows:

(unaudited)
2015	1,007
2016	1,985
2017	2,422
2018	4,075
2019 onwards	18,596
28,085

As at March 31, 2014 (unaudited), the annual interest rates on the long-term debts were as follows:

(unaudited)
Up to 3%	3,436
3,1% to 5% (a)	8,798
5,1% to 7% (b)	12,540
7,1% to 9% (b)	1,147
9,1% to 11% (b)	141
Over 11% (b)	3,672
Variable	120
29,854

(a) Includes Eurobonds. For this operation we have entered into derivative transactions at a coupon of 4.42% per year in US dollars.

(b) Includes Brazilian Real denominated debt that bears interest at the CDI and TJLP, plus spread. For these operations, we have entered into derivative transactions to mitigate our exposure to the floating rate debt denominated in Brazilian Real, totaling US$6,608 of which US$6,291 has an original interest rate above 5.1% per year. The average cost of debts not denominated in U.S. Dollars after entering derivatives transactions is 2.38% per year.

	As at March 31, 2014 (unaudited)				Balance
Non-convertible Debentures	Issued	Outstanding	Maturity	Interest	March 31, 2014	December 31, 2013
					(unaudited)
Tranche “B” - Salobo	—	—	No date	6.5% p.a + IGP-DI	401	372
Infrastructure Debenture 1st serie	Feb/14	600	Jan/21	6,46%p.a+IPCA	270	—
Infrastructure Debenture 2st serie	Feb/14	150	Jan/24	6,57%p.a+IPCA	67	—
Infrastructure Debenture 3st serie	Feb/14	100	Jan/26	6,71%p.a+IPCA	45	—
Infrastructure Debenture 4st serie	Feb/14	150	Jan/29	6,78%p.a+IPCA	67	—
					850	372

Long-term portion					847	372
Accrued charges					3	—
					850	372

b)            Funding

On February 2014, Vale issued infrastructure debentures in the total amount of US$442.

In April, 2014 (subsequent event), the BNDES approved a new financing of R$6,2 billion (approx. US$2,7 billion) to implement the iron ore project S11D and CLN S11D. The disbursement will occur within three years.

c)             Revolving credit lines

					Total amount	Amounts drawn on
Type	Contractual Currency	Date of agreement		Available until	available to be drawn	March 31, 2014	December 31, 2013
						(unaudited)
Revolving Credit Lines
Revolving Credit Facility - Vale/ Vale International/ Vale Canada	US$	April 2011		5 years	3,000	—	—
Revolving Credit Facility - Vale/ Vale International/ Vale Canada	US$	July 2013		5 years	2,000	—	—
Credit Lines
Export-Import Bank of China and Bank of China Limited	US$	September 2010	(a)	13 years	1,229	985	985
BNDES	R$	April 2008	(b)	10 years	3,226	2,044	1,975
Loans
BNDES - CLN 150	R$	September 2012	(c)	10 years	1,716	1,361	1,314
BNDES - Investment Sustenance Program (“PSI”) 3.0%	R$	June 2013	(d)	10 years	48	39	37
BNDES - Tecnored 3.5%	R$	December 2013	(e)	8 years	60	—	—
Canadian agency Export Development Canada (“EDC”)	US$	January 2014	(f)	5 and 7 years	775	—	—

(a) Acquisition of twelve large ore carriers from Chinese shipyards.

(b) Memorandum of understanding signature date, however projects financing term is considered from the signature date of each projects contract amendment.

(c) Capacitação Logística Norte 150 Project (“CLN 150”).

(d) Acquisition of domestic equipment.

(e) Support to Tecnored’s investment plan from 2013 to 2015.

(f) General corporate purpose.

The currency of total amount available and disbursed different from reporting currency is affected by exchange rate variation among periods.

d)            Guarantee

On March 31, 2014 (unaudited), US$1,371 of the total aggregate outstanding debt was secured by property, plant and equipment and receivables.

15.          Asset retirement obligation

The Company uses various judgments and assumptions when measuring its obligations related to the retirement of assets. The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities, because their recovery is considered uncertain.

Long term interest rates used to discount these obligations to their present values and to update the provisions as at March 31, 2014 and December 31, 2013 were 5.03% p.a. The liability is periodically updated based on these discount rates plus the inflation index (IGPM) for the period.

The changes in the provision for asset retirement obligation are as follows:

	March 31, 2014	December 31, 2013
	(unaudited)
Balance at beginning of period	2,644	2,748
Increase expense (i)	68	201
Settlement in the current period	(4)	(40)
Revisions in estimated cash flows	52	15
Translation adjustments for the period	33	(276)
Transfer to held for sale	—	(4)
Balance at end of period	2,793	2,644

Current	161	96
Non-current	2,632	2,548
	2,793	2,644

(i) US$50 for the first quarter of 2013.

16.          Provision for litigation

Vale is a party to labor, civil, tax and other ongoing lawsuits and is discussing these issues both administratively and in court.  When applicable, these lawsuits are supported by judicial deposits. Provisions for losses resulting from these processes are estimated and updated by the Company, supported by the legal advice of the legal board of the Company and by its legal consultants.

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as of December 31, 2012	996	287	748	34	2,065
Additions	14	6	54	3	77
Reversals	(22)	(20)	(25)	—	(67)
Payments	(223)	(23)	(27)	—	(273)
Indexation and interest	(52)	3	10	1	(38)
Translation adjustment	10	3	9	—	22
Transfer from discontinued operations	—	1	(2)	—	(1)
Balance as of March 31, 2013 (unaudited)	723	257	767	38	1,785

Balance as of December 31, 2013	330	209	709	28	1,276
Additions	40	9	53	18	120
Reversals	(27)	(9)	(24)	(4)	(64)
Payments	(1)	(3)	(6)	—	(10)
Indexation and interest / Translation adjustment	(4)	2	6	(3)	1
Translation adjustment	10	8	29	3	50
Balance as of March 31, 2014 (unaudited)	348	216	767	42	1,373

Provisions for tax litigation - The nature of tax contingencies balances refer to discussions on the basis of calculation of the Financial Compensation for Exploiting Mineral Resources (“CFEM”) and denials of compensation claims of credits in the settlement of federal taxes in Brazil, and mining taxes in our foreign subsidiaries. The other causes refer to the charges of Additional Port Workers Compensation (“AITP”) and questions about the location for the purpose of incidence of Service Tax (“ISS”).

Provisions for civil litigation - They are related to the demands that involve contracts between Vale and unrelated companies with their service providers, requiring differences in values due to alleged losses that have occurred due to various economic plans, other demands are related to accidents, actions damages and still others related to monetary compensation in action vindicatory.

Provisions for labor and social security litigation - Consist of lawsuits filed by employees and service providers, from employment relationship. The most recurring claims are payment of overtime, hours in intinere, and health and safety. The social security contingencies are from legal and administrative disputes between the INSS and the Vale companies, relating to compulsory social security or not.

In addition to those provisions, there are judicial deposits. These court-ordered deposits are accruing interest and are reported in noncurrent assets. Judicial deposits are as follows:

	March 31, 2014	December 31, 2013
	(unaudited)
Tax litigations	384	433
Civil litigations	220	176
Labor litigations	936	870
Environmental litigations	12	11
Total	1,552	1,490

The Company is challenging at administrative and judicial levels, claims where the expectation of loss is classified as possible and considers that there is no need to recognize a provision.

These possible contingent liabilities are split between tax, civil, labor and social security, and are as follows:

	March 31, 2014	December 31, 2013
	(unaudited)
Tax litigation	3,091	3,789
Civil litigation	1,108	1,219
Labor litigation	1,537	2,271
Environmental litigation	1,270	1,343
Total	7,006	8,622

The most significant possible loss tax risk relates to the deductibility of social contribution payments on the Income Tax Bases.

17.          Income Taxes Settlement Program (“REFIS”)

In November 2013, The Company elected to participate in the a corporate Income Tax Settlement Program (“REFIS”) for payment of amounts relating to income tax and social contribution on the net income of its non-Brazilian subsidiaries and affiliates from 2003 to 2012.

In March 31, 2014, the amount of US$7,272 will be paid in 175 monthly installments, bearing interest at the selic rate.

18.          Deferred Income Taxes

We analyze the potential tax impact associated with undistributed earnings of each our subsidiaries and affiliates. For those subsidiaries in which undistributed earnings are intended to be reinvested indefinitely, no deferred tax is recognized. Undistributed earnings of foreign consolidated subsidiaries and affiliates totaled approximately US$24,150 on March 31, 2014. As described in Note 20, in 2013 we entered in the Brazilian REFIS program to pay the amounts relating to the collection of income taxes on equity gain on foreign subsidiaries and affiliates from 2003 to 2012 and therefore, the repatriation of these earnings would have no Brazilian tax consequences.

The income of the Company is subject to the common system of taxation applicable to companies in general. The net deferred balances were as follows:

	Assets	Liabilities	Total
Balance as at December 31, 2012	4,058	3,386	672
Net income effect	156	(12)	168
Translation adjustment for the period	13	110	(97)
Other comprehensive income	23	21	2
Net effect of discontinued operations of the period	—	(1)	1
Balance as at March 31, 2013 (unaudited)	4,250	3,504	746

Balance as at December 31, 2013	4,523	3,228	1,295
Net income effect	(28)	33	(61)
Translation adjustment for the period	186	(60)	246
Other comprehensive income	9	9	—
Balance as at March 31, 2014 (unaudited)	4,690	3,210	1,480

The deferred assets arising from tax losses, negative social contribution and temporary differences are recognized in the accounts, taking into consideration the analysis of future performance, based on economic and financial projections, prepared based on assumptions internal and macroeconomic, trade and tax scenarios that may suffer changes in the future.

The income tax in Brazil comprises the taxation on income and social contribution on profit. The composite statutory rate applicable in the period presented is 34%. In other countries where we have operations, we are subject to various rates depending on jurisdiction.

The total amount presented as income taxes results in the financial statements is reconciled with the rates established by law, as follows:

	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013

Net income before income taxes	3,365	4,035
Income taxes at statutory rates - 34%	(1,144)	(1,372)
Adjustments that affects the basis of taxes:
Income tax benefit from interest on stockholders’ equity	279	314
Tax incentive	133	130
Results of overseas companies taxed by different rates which differs from the parent company rate	(282)	80
Results of equity investments	66	58
Constitution/reversal for tax loss carryfoward	7	(32)
Other	(48)	(105)
Income taxes on the profit for the period	(989)	(927)

19.          Employee Benefits Obligations

In its 2013 financial statements the Company had announced that it expects to contribute US$354 to its pension plan in 2014. Through March 31, 2014 it had contributed US$91. No significant changes are expected in relation to the estimative disclosed in December 31, 2013 financial statement.

Reconciliation of assets and liabilities in Balance Sheet

				Total
	March 31, 2014 (unaudited)			December 31, 2013
	Overfunded pension plans	Underfunded pension plans	Other underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Other underfunded pension plans
Ceiling recognition of an asset (ceiling) / onerous liability
Beginning of the period	1,191	—	—	844	—	—
Interest income	—	—	—	71	—	—
Changes in asset ceiling/ onerous liability	33	—	—	422	—	—
Effect of exchange rate changes	43	—	—	(146)	—	—
Ended of the period	1,267	—	—	1,191	—	—

Amount recognized in the balance sheet
Present value of actuarial liabilities	(4,282)	(4,333)	(1,698)	(4,080)	(4,406)	(1,693)
Fair value of assets	5,549	3,849	—	5,271	3,804	—
Effect of the asset ceiling	(1,267)	—	—	(1,191)	—	—
Assets (liabilities) to be provisioned	—	(484)	(1,698)	—	(602)	(1,693)

Current liabilities	—	(9)	(87)	—	(9)	(88)
Non-current liabilities	—	(475)	(1,611)	—	(593)	(1,605)
Assets (liabilities) to be provisioned	—	(484)	(1,698)	—	(602)	(1,693)

Costs recognized in the income statements for the period:

	Three-month period ended (unaudited)
	March 31, 2014			March 31, 2013
	Overfunded pension plans	Underfunded pension plans	Other underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Other underfunded pension plans
Current service cost	7	15	8	—	33	11
Interest on actuarial liabilities	118	52	23	80	91	26
Interest income on plan assets	(120)	(38)	—	(98)	(90)	—
Effect of the asset ceiling	—	—	—	18	—	—
Total of cost, net	5	29	31	—	34	37

Costs recognized in the statement of comprehensive income for the period

	Three-month period ended (unaudited)
	March 31, 2014			March 31, 2013
	Overfunded pension plans	Underfunded pension plans	Other underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Other underfunded pension plans
Beginning of the period	(94)	(395)	(196)	(3)	(964)	(381)
Return on plan assets (excluding interest income)	(18)	49	—	207	28	—
Change of asset ceiling / costly liabilities (excluding interest income)	(8)	—	—	(207)	—	—
	(26)	49	—	—	28	—
Deferred income tax	9	(11)	—	—	(3)	—
Others comprehensive income	(17)	38	—	—	25	—
Effect of conversion	(4)	1	(2)	—	(4)	(2)
Accumulated other comprehensive income	(115)	(356)	(198)	(3)	(943)	(383)

a)            Incentive Plan in Results

The Company, Participation in Results Program (“PPR”) measured on the evaluation of individual and collective performance of its employees.

The Participation in the Results of the Company for each employee is calculated individually according to the achievement of goals previously established using of indicators for the, performance of the Company, Business Unit, Team and individual. The contribution of each performance unit to the performance scores of employees is discussed and agreed each year, between the Company and the unions representing the employees.

The Company accrued expenses/costs related to participation in the results as follow:

	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013
Operational expenses	40	60
Cost of goods sold and services rendered	91	96
Total	131	156

b)            Long-term stock option compensation plan

The terms, assumptions, calculation methods and the accounting treatment applied to the Long-term Incentive Plan (“ILP”) is the same as presented in the financial statements of December 31, 2013. The total number of shares subject to the Long Term Compensation Plan on March 31, 2014 and December 31, 2013 are 4,427,375 and 6,214,288, and total liability recorded of US$86 and US$84, respectively.

20.          Classification of financial instruments

The classification of financial assets and liabilities is shown in the following tables:

	March 31, 2014 (unaudited)
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available for sale	Total
Financial assets
Current
Cash and cash equivalents	7,182	—	—	—	7,182
Derivative financial instruments	—	185	1	—	186
Accounts receivable	4,103	—	—	—	4,103
Related parties	719	—	—	—	719
	12,004	185	1	—	12,190
Non-current
Related parties	115	—	—	—	115
Loans and financing agreements	261	—	—	—	261
Derivative financial instruments	—	169	—	—	169
Others	—	—	—	5	5
	376	169	—	5	550
Total of Assets	12,380	354	1	5	12,740

Financial liabilities
Current
Suppliers and contractors	3,473	—	—	—	3,473
Derivative financial instruments	—	435	55	—	490
Loans and financing	1,769	—	—	—	1,769
Related parties	328	—	—	—	328
	5,570	435	55	—	6,060
Non-current
Derivative financial instruments	—	1,109	13	—	1,122
Loans and financing	28,085	—	—	—	28,085
Related parties	164	—	—	—	164
Stockholders’ Debentures	—	1,860	—	—	1,860
	28,249	2,969	13	—	31,231
Total of Liabilities	33,819	3,404	68	—	37,291

(a) Non-derivative financial instruments with identifiable cash flow.

(b) Financial instruments for trading in short-term.

(c) See Note 22a.

	December 31, 2013
	Loans and receivables (a)	At fair value through profit or loss (b)	Derivatives designated as hedge (c)	Available for sale	Total
Financial assets
Current
Cash and cash equivalents	5,321	—	—	—	5,321
Derivative financial instruments	—	196	5	—	201
Accounts receivable	5,703	—	—	—	5,703
Related parties	261	—	—	—	261
	11,285	196	5	—	11,486
Non-current
Related parties	108	—	—	—	108
Loans and financing agreements	241	—	—	—	241
Derivative financial instruments	—	140	—	—	140
Other	—	—	—	5	5
	349	140	—	5	494
Total of Assets	11,634	336	5	5	11,980

Financial liabilities
Current
Suppliers and contractors	3,772	—	—	—	3,772
Derivative financial instruments	—	199	39	—	238
Loans and financing	1,775	—	—	—	1,775
Related parties	205	—	—	—	205
	5,752	199	39	—	5,990
Non-current
Derivative financial instruments	—	1,480	12	—	1,492
Loans and financing	27,670	—	—	—	27,670
Related parties	5	—	—	—	5
Stockholders’ Debentures	—	1,775	—	—	1,775
	27,675	3,255	12	—	30,942
Total of Liabilities	33,427	3,454	51	—	36,932

(a) Non-derivative financial instruments with identifiable cash flow.

(b) Financial instruments for trading in short-term.

(c) See Note 22a.

21.                               Fair Value Estimative

The Company considered the same assumptions and calculation methods presented in the financial statements of December 31, 2013, to measure the fair value of assets and liabilities in the period.

The tables below present the assets and liabilities of measured at fair value as follow:

	March 31, 2014 (unaudited)	December 31, 2013
	Level 2 (i)	Level 2 (i)
Financial Assets
Current
Derivatives at fair value through profit or loss	185	196
Derivatives designated as hedges	1	5
	186	201
Non-Current
Derivatives at fair value through profit or loss	169	140
	169	140
Total of Assets	355	341

Financial Liabilities
Current
Derivatives at fair value through profit or loss	435	199
Derivatives designated as hedges	55	39
	490	238
Non-Current
Derivatives at fair value through profit or loss	1,109	1,480
Derivatives designated as hedges	13	12
Stockholders’ debentures	1,860	1,775
	2,982	3,267
Total of Liabilities	3,472	3,505

(i) No classification according to levels 1 and 3 at March 31, 2014 and December 31, 2013.

Fair value measurement compared to book value

For the loans allocated to Level 1, the evaluation method used to estimate the fair value of debt is the market approach to the contracts listed on the secondary market. For the loans allocated Level 2, the fair value for both fixed-indexed rate debt and floating rate is determined from the discounted cash flow using the future values of the LIBOR rate and the curve of Vale’s Bonds (income approach).

The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below:

	March 31, 2014 (unaudited)
	Balance	Fair value (ii)	Level 1	Level 2
Financial liabilities
Loans (long term) (i)	29,480	31,235	17,181	14,054

(i) Net interest of US$374

(ii) No classification according to level 3.

	December 31, 2013
	Balance	Fair value (ii)	Level 1	Level 2
Financial liabilities
Loans (long term) (i)	28,996	30,005	15,964	14,041

(i) Net interest of US$449

(ii) No classification according to level 3.

22.                               Derivatives financials instruments

a)                                     Derivatives effects on balance sheet

	Assets
	March 31, 2014 (unaudited)		December 31, 2013
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	162	—	174	—
IPCA swap	4	3	—	—
Eurobonds swap	—	118	13	101
Pre dollar swap	5	—	5	—
	171	121	192	101
Commodities price risk
Nickel fixed price program	11	1	4	—
Bunker oil	3	—	—	—
	14	1	4	—
Warrants
SLW options (Note 27)	—	47	—	39
	—	47	—	39
Derivatives designated as hedge
Bunker Oil Hedge	1	—	5	—
	1	—	5	—
Total	186	169	201	140

	Liabilities
	March 31, 2014 (unaudited)		December 31, 2013
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	420	995	185	1,369
Eurobonds swap	3	7	1	—
Pre dollar swap	—	105	1	110
	423	1,107	187	1,479
Commodities price risk
Nickel fixed price program	11	—	3	—
Bunker oil	—	—	9	—
	11	—	12	—
Embedded derivatives
Gas Oman	1	2	—	1
	1	2	—	1
Derivatives designated as hedge
Bunker oil hedge	16	—	12	—
Foreign exchange cash flow hedge	39	13	27	12
	55	13	39	12
Total	490	1,122	238	1,492

b)                                     Effects of derivatives in the statement of income, cash flow and other comprehensive income

	Three-month period ended (unaudited)
	Amount of gain or(loss) recognized as financial income (expense)		Financial settlement (inflows)/ Outflows		Amount of gain or (loss) recognized in OCI
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	194	142	(28)	(82)	—	—
IPCA swap	7	—		—	—	—
Eurobonds swap	6	(40)	(10)	5	—	—
Pre dollar swap	11	8	(2)	(5)	—	—
	218	110	(40)	(82)	—	—
Commodities price risk
Nickel fixed price program	(1)	1	(1)	3
Bunker oil	3	(15)	8	(1)	—	—
	2	(14)	7	2	—	—
Warrants
SLW options (Note 27)	8	(7)	—	—	—	—
	8	(7)	—	—	—	—
Derivatives designated as hedge
Bunker Oil Hedge	(3)	—	3	—	(8)	(13)
Strategic nickel	—	13	—	(13)	—	(13)
Foreign exchange cash flow hedge	(13)	4	13	(4)	(9)	(14)
	(16)	17	16	(17)	(17)	(40)
Total	212	106	(17)	(97)	(17)	(40)

The maturities dates of the consolidated financial instruments are as follows:

Maturities dates
Currencies/ Interest Rates (LIBOR)	July 2023
Gas	April 2016
Nickel	November 2015
Copper	June 2014
Warrants	February 2023
Bunker Oil	December 2014

Additional information about derivatives financial instruments

Value at Risk computation methodology

The Value at Risk of the positions was measured using a delta-Normal parametric approach, which considers that the future distribution of the risk factors - and its correlations - tends to present the same statistic properties verified in the historical data. The value at risk of Vale’s derivatives current positions was estimated considering one business day time horizon and a 95% confidence level.

Contracts subjected to margin calls

Vale has contracts subject to margin calls only for part of nickel trades executed by its wholly-owned subsidiary Vale Canada Ltd. There was not cash amount subject to margin calls on March 31, 2014.

Initial Cost of Contracts

The financial derivatives negotiated by Vale and its controlled companies described in this document didn’t have initial costs (initial cash flow) associated.

The following tables show as of March 31, 2014, the derivatives positions for Vale and controlled companies with the following information: notional amount, fair value (considering counterparty (credit) risk)(1), value at risk, gains or losses in the period and the fair value for the remaining years of the operations per each group of instruments.

(1)  The “Adjusted net/total for credit risk” considers the adjustments for credit (counterparty) risk calculated for the instruments, in accordance with International Financial Reporting Standard 13 (CPC 46).

Foreign Exchange and Interest Rates Derivative Positions

Protection program for the Real denominated debt indexed to CDI

•                                          CDI vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to CDI.

•                                          CDI vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars (Libor — London Interbank Offered Rate) and receives payments linked to CDI.

											US$ Million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2014		December 31, 2013		Index	Average rate	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2014	2014	2015	2016	2017
CDI vs. fixed rate swap
Receivable	R$	5,596	R$	5,096	CDI	108.35%	2,619	2,391	28
Payable	US$	2,816	US$	2,603	US$ +	3.71%	(2,944)	(2,799)	(19)
Net							(326)	(408)	9	35	71	(93)	(248)	(56)
Adjusted Net for credit risk							(329)	(411)			71	(94)	(250)	(56)
CDI vs. floating rate swap
Receivable	R$	428	R$	428	CDI	103.50%	193	190	9
Payable	US$	250	US$	250	Libor +	0.99%	(253)	(254)	(2)
Net							(60)	(64)	7	3	8	(68)	—	—
Adjusted Net for credit risk							(60)	(64)			8	(68)	—	—

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Protection program for the real denominated debt indexed to TJLP

•                                          TJLP vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP(2) to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to TJLP.

•                                          TJLP vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars and receives payments linked to TJLP.

											US$ Million
	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2014		December 31, 2013		Index	rate	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2014	2014	2015	2016	2017- 2023

Swap TJLP vs. fixed rate swap
Receivable	R$	6,351	R$	6,456	TJLP +	1.37%	2,460	2,401	85
Payable	US$	3,230	US$	3,310	USD +	1.99%	(3,187)	(3,172)	(72)
Net							(727)	(771)	14	114	(16)	(57)	(115)	(538)
Adjusted Net for credit risk							(769)	(803)			(16)	(58)	(117)	(578)

Swap TJLP vs. floating rate swap
Receivable	R$	613	R$	615	TJLP +	0.89%	236	224	1
Payable	US$	349	US$	350	Libor +	- 1.15%	(330)	(324)	(1)
Net							(94)	(100)	0	9	(35)	2	(2)	(59)
Adjusted Net for credit risk							(95)	(102)			(35)	2	(2)	(60)

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

(2)  Due to TJLP derivatives market liquidity constraints, some swap trades were done through CDI equivalency.

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Protection program for the Real denominated fixed rate debt

•                                          BRL fixed rate vs. USD fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans rate with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) in Brazilian Reais linked to fixed rate to U.S. Dollars linked to fixed. In those swaps, Vale pays fixed rates in U.S. Dollars and receives fixed rates in Reais.

											US$ Million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2014		December 31, 2013		Index	Average rate	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2014	2014	2015	2016	2017 - 2023

R$ fixed rate vs. US$ fixed rate swap
Receivable	R$	821	R$	824	Fix	4.49%	312	309	15
Payable	US$	442	US$	446	US$ -	-1.14%	(408)	(411)	(13)
Net							(97)	(102)	2	10	4	(20)	(60)	(21)
Adjusted Net for credit risk							(101)	(106)			4	(21)	(61)	(23)

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Protection program for the Real denominated debt indexed to IPCA

•                                          IPCA vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to IPCA to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to IPCA.

										US$ Million
	Notional ($ million)					Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2014		December 31, 2013	Index	Average rate	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2014	2014	2015	2016	2017 - 2023

IPCA vs. US$ fixed rate swap
Receivable	R$	450	—	Fix	6.46%	204	—	—
Payable	US$	187	—	US$ +	4.02%	(196)	—	—
Net						8	—	—	32	—	5	4	(1)
Adjusted Net for credit risk						8	—			—	5	4	(1)

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL

The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.

Protection program for Euro denominated debt

•                                          EUR fixed rate vs. USD fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from debts in Euros linked to fixed rate to U.S. Dollars linked to fixed rate. This trade was used to convert the cash flows of part of debts in Euros, each one with a notional amount of € 750 million, issued in 2010 and 2012 by Vale. Vale receives fixed rates in Euros and pays fixed rates in U.S. Dollars.

											US$ Million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2014		December 31, 2013		Index	Average rate	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2014	2014	2015	2016 - 2023

Receivable		€1,000		€1,000	EUR	4.063%	1,554	1,530	765
Payable	US$	1,302	US$	1,288	US$	4.422%	(1,440)	(1,411)	(754)
Net							114	119	11	12	—	(3)	117
Adjusted Net for credit risk							108	113			—	(3)	111

Type of contracts: OTC Contracts

Protected Item: Vale’s Debt linked to EUR

The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/USD exchange rate.

Foreign exchange hedging program for disbursements in Canadian dollars

•                       Canadian Dollar Forward — In order to reduce the cash flow volatility, Vale entered into forward transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements denominated in Canadian Dollars.

											US$ Million
	Notional ($ million)					Average rate	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2014		December 31, 2013		Buy/ Sell	(CAD/USD)	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2014	2014	2015	2016

Forward	CAD	638	CAD	786	B	1.020	(52)	(38)	—	4	(33)	(18)	(1)
Adjusted total for credit risk							(52)	(39)			(33)	(18)	(1)

Type of contracts: OTC Contracts

Hedged Item: part of disbursements in Canadian Dollars

The P&L shown in the table above is offset by the hedged items’ P&L due to CAD/USD exchange rate.

Commodity Derivative Positions

The Company’s cash flow is also exposed to several market risks associated to global commodities price volatilities. To offset these volatilities, Vale contracted the following derivatives transactions:

Nickel Purchase Protection Program

In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final or original product sold to our clients, hedging transactions were implemented. The trades are usually implemented by the sale and/or buy of nickel forward or future contracts at LME or over-the-counter operations.

									US$ Million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2014	December 31, 2013	Buy/ Sell	(US$/ton)	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2014	2014
Nickel Futures	1,020	0	B	16,147	(0.3)	—	—		(0.3)
Nickel Futures	1,036	168	S	15,925	0.1	0.03	(0.04)		0.1
Adjusted total for credit risk					(0.2)	0.03	(0.04)	0.7	(0.2)

Type of contracts: LME Contracts and OTC contracts

Protected Item: part of Vale’s revenues linked to Nickel price.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Nickel Fixed Price Program

In order to maintain the exposure to Nickel price fluctuations, we entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally involves buying Nickel forwards (Over-the-Counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed.

									US$ Million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2014	December 31, 2013	Buy/ Sell	(US$/ton)	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2014	2014	2015

Nickel Futures	7,184	6,317	B	14,767	9	(2)	(4)	3	8	1
Adjusted total for credit risk					9	(2)			8	1

Type of contracts: LME Contracts and OTC contracts

Protected Item: part of Vale’s revenues linked to fixed price sales of Nickel.

The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.

Copper Scrap Purchase Protection Program

This program was implemented in order to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients, as the copper scrap combined with other raw materials or inputs to produce copper for the final clients. This program usually is implemented by the sale of forwards or futures at LME or Over-the-Counter operations.

									US$ Million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2014	December 31, 2013	Buy/ Sell	(US$/ton)	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2014	2014
Nickel Forwards	3,413	2,111		14,753	3.1	0.04	0.4		3.1
			S
Copper Forwards	5,296	6,277		6,979	(1.8)	0.35	0.4		(1.8)
Total					1.3	0.39	0.8	1	1.3

Type of contracts: OTC Contracts

Protected Item: of Vale’s revenues linked to Copper price.

The P&L shown in the table above is offset by the protected items’ P&L due to copper price.

Bunker Oil Purchase Protection Program

In order to reduce the impact of bunker oil price fluctuation on Vale’s maritime freight hiring/supply and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases.

									US$ Million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2014	December 31, 2013	Buy/ Sell	(US$/mt)	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2014	2014

Forward	1,108,500	—	B	591	3	—	—	9	3
Adjusted total for credit risk					3	—			3

Type of contracts: OTC Contracts

Protected Item: part of Vale’s costs linked to bunker oil price

The P&L shown in the table above is offset by the protected items’ P&L due to bunker oil price.

Bunker Oil Purchase Hedging Program

In order to reduce the impact of bunker oil price fluctuation on Vale’s maritime freight hiring/supply and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases.

									US$ Million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2014	December 31, 2013	Buy/ Sell	(US$/mt)	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2014	2014

Forward	2,110,500	1,590,000	B	600	(14)	(3)	(0.2)	17	(14)
Adjusted total for credit risk					(14)	(3)			(14)

Type of contracts: OTC Contracts

Protected Item: part of Vale’s costs linked to bunker oil price

The P&L shown in the table above is offset by the protected items’ P&L due to bunker oil price.

Sell of part of future gold production (subproduct) from Vale

The company has definitive contracts with Silver Wheaton Corp. (SLW), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange, to sell 25% of gold payable flows produced as a sub product from Salobo copper mine during its life and 70% of gold payable flows produced as a sub product from some nickel mines in Sudbury during 20 years. For this transaction the payment was realized part in cash (US$ 1.9 billion) and part as 10 million of SLW warrants with strike price of US$ 65 and 10 years term, where this last part configures an American call option.

											US$ Million
	Notional ($ million)					Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2014		December 31, 2013		Buy/ Sell	(US$/stock)	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2014	2023

Call Option	US$	10	US$	10	B	65	48	40	—	4	48
Adjusted total for credit risk							47	40			47

Embedded Derivative Positions

The Company’s cash flow is also exposed to several market risks associated to contracts that contain embedded derivatives or derivative-like features. From Vale’s perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were observed in March 31, 2014:

Raw material and intermediate products purchase

Nickel concentrate and raw materials purchase agreements, in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

									US$ Million
	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2014	December 31, 2013	Buy/ Sell	(US$/ton)	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2014	2014

Nickel Forwards	3,413	2,111		14,753	3.1	0.04	0.4		3.1
			S
Copper Forwards	5,296	6,277		6,979	(1.8)	0.35	0.4		(1.8)
Total					1.3	0.39	0.8	1.4	1.3

Gas purchase for Pelletizing Company in Oman

Our subsidiary Vale Oman Pelletizing Company LLC has a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if pellet prices trades above a pre-defined level. This clause is considered as an embedded derivative.

									US$ Million
	Notional (volume/month)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2014	December 31, 2013	Buy/ Sell	(US$/ton)	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2014	2014	2015	2016

Call Options	746,667	746,667	S	179.36	(2.1)	(1.54)	—	2.3	(0.3)	(1.3)	(0.5)

a)             Market Curves

To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters and Bloomberg were used.

1. Commodities

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	15.735,00	SEP14	15.925,21	MAR15	15.950,61
APR14	15.879,29	OCT14	15.931,09	MAR16	15.996,08
MAY14	15.894,63	NOV14	15.936,79	MAR17	16.016,98
JUN14	15.905,08	DEC14	15.940,00	MAR18	16.010,22
JUL14	15.912,91	JAN15	15.940,00
AUG14	15.918,79	FEB15	15.943,43

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	3,02	SEP14	3,01	MAR15	3,02
APR14	3,02	OCT14	3,02	MAR16	3,02
MAY14	3,02	NOV14	3,02	MAR17	3,03
JUN14	3,02	DEC14	3,02	MAR18	3,03
JUL14	3,01	JAN15	3,02
AUG14	3,01	FEB15	3,02

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	604,38	SEP14	592,00	MAR15	587,74
APR14	598,55	OCT14	591,44	MAR16	572,01
MAY14	592,83	NOV14	590,85	MAR17	561,70
JUN14	593,07	DEC14	590,28	MAR18	558,05
JUL14	592,93	JAN15	589,66
AUG14	592,53	FEB15	589,05

2. Rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/14	0,58	07/01/16	1,75	01/02/19	3,09
06/02/14	0,61	10/03/16	1,86	04/01/19	3,22
07/01/14	0,68	01/02/17	1,98	07/01/19	3,33
10/01/14	0,87	04/03/17	2,10	10/01/19	3,46
01/02/15	1,09	07/03/17	2,23	01/02/20	3,61
04/01/15	1,20	10/02/17	2,36	07/01/20	3,85
07/01/15	1,34	01/02/18	2,51	01/04/21	4,07
10/01/15	1,43	04/02/18	2,68	07/01/21	4,25
01/04/16	1,55	07/02/18	2,82	01/03/22	4,41
04/01/16	1,62	10/01/18	2,96	01/02/23	4,74

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0,15	6M	0,26	11M	0,27
2M	0,19	7M	0,26	12M	0,27
3M	0,23	8M	0,27	2Y	0,55
4M	0,25	9M	0,27	3Y	1,03
5M	0,25	10M	0,27	4Y	1,50

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/14	5,00	07/01/16	5,00	01/02/19	5,00
06/02/14	5,00	10/03/16	5,00	04/01/19	5,00
07/01/14	5,00	01/02/17	5,00	07/01/19	5,00
10/01/14	5,00	04/03/17	5,00	10/01/19	5,00
01/02/15	5,00	07/03/17	5,00	01/02/20	5,00
04/01/15	5,00	10/02/17	5,00	07/01/20	5,00
07/01/15	5,00	01/02/18	5,00	01/04/21	5,00
10/01/15	5,00	04/02/18	5,00	07/01/21	5,00
01/04/16	5,00	07/02/18	5,00	01/03/22	5,00
04/01/16	5,00	10/01/18	5,00	01/02/23	5,00

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/14	10,76	07/01/16	12,35	01/02/19	12,73
06/02/14	10,77	10/03/16	12,42	04/01/19	12,76
07/01/14	10,82	01/02/17	12,47	07/01/19	12,78
10/01/14	10,97	04/03/17	12,50	10/01/19	12,80
01/02/15	11,12	07/03/17	12,56	01/02/20	12,78
04/01/15	11,39	10/02/17	12,63	07/01/20	12,84
07/01/15	11,68	01/02/18	12,67	01/04/21	12,83
10/01/15	11,91	04/02/18	12,69	07/01/21	12,87
01/04/16	12,08	07/02/18	12,71	01/03/22	12,91
04/01/16	12,23	10/01/18	12,72	01/02/23	12,97

Implicit Inflation (IPCA)

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/02/14	6,13	07/01/16	6,36	01/02/19	6,16
06/02/14	6,13	10/03/16	6,31	04/01/19	6,16
07/01/14	6,18	01/02/17	6,28	07/01/19	6,16
10/01/14	6,33	04/03/17	6,23	10/01/19	6,16
01/02/15	6,47	07/03/17	6,23	01/02/20	6,12
04/01/15	6,71	10/02/17	6,25	07/01/20	6,14
07/01/15	6,56	01/02/18	6,24	01/04/21	6,09
10/01/15	6,48	04/02/18	6,22	07/01/21	6,10
01/04/16	6,41	07/02/18	6,20	01/03/22	6,10
04/01/16	6,38	10/01/18	6,18	01/02/23	6,11

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0,21	6M	0,37	11M	0,41
2M	0,25	7M	0,39	12M	0,42
3M	0,28	8M	0,39	2Y	0,49
4M	0,33	9M	0,40	3Y	0,62
5M	0,35	10M	0,41	4Y	0,80

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	1,23	6M	1,36	11M	1,28
2M	1,25	7M	1,34	12M	1,28
3M	1,27	8M	1,32	2Y	1,39
4M	1,32	9M	1,30	3Y	1,62
5M	1,34	10M	1,29	4Y	1,90

Currencies - Ending rates

CAD/US$	0,9046	US$/BRL	2,2630	EUR/US$	1,3772

Sensitivity Analysis

We present below the sensitivity analysis for all derivatives outstanding positions as of March 31, 2014 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:

•              Fair Value: the fair value of the instruments as at March 31, 2014;

•              Scenario I: Potential change in fair value of Vale’s financial instruments’ positions considering a 25% depreciation of market curves for underlying market risk factors;

•              Scenario II: Potential change in fair value of Vale’s financial instruments’ positions considering a 25% appreciation of market curves for underlying market risk factors;

•              Scenario III: Potential change in fair value of Vale’s financial instruments’ positions considering a 50% depreciation of market curves for underlying market risk factors;

•              Scenario IV: Potential change in fair value of Vale’s financial instruments’ positions considering a 50% appreciation of market curves for underlying market risk factors;

Sensitivity Analysis — Summary of the USD/BRL fluctuation — Debt, Cash Investments and Derivatives

Sensitivity analysis - Summary of the USD/BRL fluctuation	Amounts in US$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	USD/BRL fluctuation	—	—	—	—
Funding	Debt denominated in USD	USD/BRL fluctuation	5.089	-5.089	10.178	-10.178
Cash Investments	Cash denominated in BRL	USD/BRL fluctuation	1	-1	2	-2
Cash Investments	Cash denominated in USD	USD/BRL fluctuation	0	0	0	0
Derivatives*	Consolidated derivatives portfolio	USD/BRL fluctuation	-1.830	1.830	-3.659	3.659
Net result			3.260	-3.260	6.521	-6.521

(*) Detailed information of derivatives block is described below.

Sensitivity Analysis — Consolidated Derivative Position

Sensitivity analysis - Foreign Exchange and Interest Rate Derivative Positions	Amounts in US$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the Real denominated debt indexed to CDI	CDI vs. USD fixed rate swap	USD/BRL fluctuation	(329)	(736)	736	(1.472)	1.472
		USD interest rate inside Brazil variation		(22)	21	(44)	42
		Brazilian interest rate fluctuation		(11)	10	(23)	19
		USD Libor variation		(0,04)	0,04	(0,1)	0,1
	CDI vs. USD floating rate swap	USD/BRL fluctuation	(60)	(63)	63	(126)	126
		Brazilian interest rate fluctuation		(0,1)	0,1	(0,3)	0,3
		USD Libor variation		(0,04)	0,04	(0,1)	0,1
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated debt indexed to TJLP	TJLP vs. USD fixed rate swap	USD/BRL fluctuation	(769)	(797)	797	(1.593)	1.593
		USD interest rate inside Brazil variation		(53)	49	(109)	96
		Brazilian interest rate fluctuation		179	(157)	386	(296)
		TJLP interest rate fluctuation		(81)	79	(163)	155
	TJLP vs. USD floating rate swap	USD/BRL fluctuation	(95)	(83)	83	(165)	165
		USD interest rate inside Brazil variation		(5)	5	(11)	10
		Brazilian interest rate fluctuation		14	(12)	30	(23)
		TJLP interest rate fluctuation		(7)	6	(13)	12
		USD Libor variation		4	(4)	7	(7)
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated fixed rate debt	BRL fixed rate vs. USD	USD/BRL fluctuation	(101)	(102)	102	(204)	204
		USD interest rate inside Brazil variation		(5)	4	(10)	9
		Brazilian interest rate fluctuation		18	(16)	39	(31)
	Protected Items - Real denominated debt	USD/BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated debt indexed to IPCA	IPCA vs. USD fixed rate swap	USD/BRL fluctuation	8	(49)	49	(98)	98
		USD interest rate inside Brazil variation		(8)	7	(16)	14
		Brazilian interest rate fluctuation		33	(27)	73	(50)
		IPCA index fluctuation		(15)	16	(29)	33
		USD/BRL fluctuation	n.a.	—	—	—	—

Protection Program for the Euro denominated debt	EUR fixed rate vs. USD fixed rate swap	EUR/USD fluctuation	108	388	(388)	777	(777)
		EUR Libor variation		26	(25)	54	(48)
		USD Libor variation		(35)	31	(73)	60
	Protected Items - Euro denominated debt	EUR/USD fluctuation	n.a.	(388)	388	(777)	777

Foreign Exchange hedging program for disbursements in Canadian dollars (CAD)	CAD Forward	USD/CAD fluctuation	(52)	(156)	156	(312)	312
		CAD Libor variation		1	(1)	3	(3)
		USD Libor variation		(0,4)	0,4	(0,7)	0,7
	Protected Items - Disbursement in Canadian dollars	USD/CAD fluctuation	n.a.	156	(156)	312	(312)

Sensitivity analysis - Commodity Derivative Positions	Amounts in US$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Nickel purchase protection program	Sale of nickel future/forward contracts	Nickel price fluctuation	(0,2)	0,06	-0,06	0,12	-0,12
		Libor USD fluctuation		0	0	0	0
		USD/CAD fluctuation		(0,05)	0,05	(0,10)	0,10
	Protected Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	(0,06)	0,06	(0,12)	0,12

Nickel fixed price program	Purchase of nickel future/forward contracts	Nickel price fluctuation	9	(29)	29	(58)	58
		Libor USD fluctuation		-0,03	0,03	-0,06	0,06
		USD/CAD fluctuation		2	(2)	5	(5)
	Protected Item: Part of Vale’s nickel revenues from sales with fixed prices	Nickel price fluctuation	n.a.	29	(29)	58	(58)

Copper Scrap Purchase Protection Program	Sale of copper future/forward contracts	Copper price fluctuation	0,12	0,4	(0,4)	0,9	(0,9)
		Libor USD fluctuation		0	0	0	0
		USD/CAD fluctuation		0,03	-0,03	0,06	-0,06
	Protected Item: Part of Vale’s revenues linked to Copper price	Copper price fluctuation	n.a.	(0,4)	0,4	(0,9)	0,9

Bunker Oil Protection Program	Bunker Oil forward	Bunker Oil price fluctuation	3	(164)	164	(329)	329
		Libor USD fluctuation		-0,15	0,15	(0,3)	0,3
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	164	(164)	329	(329)

Bunker Oil Hedge Program	Bunker Oil forward	Bunker Oil price fluctuation	(14)	(313)	313	(625)	625
		Libor USD fluctuation		(0,3)	0,3	(0,6)	0,6
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	313	(313)	625	(625)

Sell of part of future gold production (subproduct) from Vale	10 million of SLW warrants	SLW stock price fluctuation	47	(20)	24	(36)	51
		Libor USD fluctuation		(2)	2	(5)	5
	Sell of part of future gold production (subproduct) from Vale	SLW stock price fluctuation	n.a.	20	(24)	36	(51)

Sensitivity analysis - Embedded Derivative Positions	Amounts in US$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded derivatives - Raw material purchase (Nickel)	Embedded derivatives - Raw material purchase	Nickel price fluctuation USD/CAD fluctuation	3,1	14 -1	-14 1	27 -2	-27 2

Embedded derivatives - Raw material purchase (Copper)	Embedded derivatives - Raw material purchase	Copper price fluctuation USD/CAD fluctuation	(1,8)	9 0,4	-9 (0,4)	18 0,9	-18 (0,9)

Embedded derivatives - Gas purchase for Pelletizing Company in Oman	Embedded derivatives - Gas purchase	Pellet price fluctuation	(2,1)	2	-4	2	-10

Sensitivity Analysis - Cash Investments — Other currencies

The Company’s cash investments linked to other different currencies are also subjected to volatility of foreign exchange currencies.

Sensitivity analysis - Cash Investments (Other currencies)	Amounts in US$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Cash Investments	Cash denominated in EUR	EUR	-15	15	-30	30
Cash Investments	Cash denominated in CAD	CAD	-2	2	-4	4
Cash Investments	Cash denominated in GBP	GBP	-2	2	-5	5
Cash Investments	Cash denominated in AUD	AUD	(0,1)	0,1	(0,2)	0,2
Cash Investments	Cash denominated in Other Currencies	Others	-50	50	-100	100

Financial counterparties ratings

Derivatives transactions are executed with financial institutions that we consider to have a very good credit quality. The exposure limits to financial institutions are proposed annually for the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a credit risk valuation methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody’s and S&P agencies for the financial institutions that we had outstanding trades as of March 31, 2014.

Vale’s Counterparty	Moody’s*	S&P*

ANZ Australia and New Zealand Banking	Aa2	AA-
Banco Amazônia SA	—	—
Banco Bradesco	Baa2	BBB-
Banco de Credito del Peru	Baa2	BBB+
Banco do Brasil	Baa2	BBB-
Banco do Nordeste	Baa3	BBB-
Banco Safra	Baa2	BBB- *-
Banco Santander	Baa2	BBB-
Banco Votorantim	Baa2	BBB- *-
Bank of America	Baa2	A-
Bank of Nova Scotia	Aa2	A+
Banpara	Ba3	BB+ *-
Barclays	A3	A-
BNP Paribas	A1	A+
BTG Pactual	Baa3	BBB- *-
Citigroup	(P)Baa2	A-
Credit Agricole	A2	A
Deutsche Bank	A2	A
Goldman Sachs	Baa1	A-
HSBC	Aa3	A+
Itau Unibanco	Baa2	BBB-
JP Morgan Chase & Co	A3	A
Morgan Stanley	Baa2	A-
Royal Bank of Canada	Aa3	AA-
Standard Chartered	A2	A+
Intesa Sanpaolo Spa	Baa2	BBB
Royal Bank of Scotland	Baa2	BBB+

* Long Term Rating / LT Foreign Issuer Credit

23.                               Stockholders’ Equity

a)                                     Capital

The Stockholders’ Equity is represented by common shares (“ON”) and preferred non-redeemable shares (“PNA”) without par value. Preferred shares have the same rights as common shares, with the exception of voting for election of members of the Board of Directors. The Board of Directors may, regardless of changes to bylaws, issuing new shares (authorized capital), including the capitalization of profits and reserves to the extent authorized.

In March 31 2014, the capital was US$60,578 corresponding to 5,365,304,100 shares (3,256,724,482 ON and 2,108,579,618 PNA) with no par value.

	March 31, 2014 (unaudited)
Stockholders	ON	PNA	Total
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	731,858,467	615,722,487	1,347,580,954
FMP - FGTS	84,769,942	—	84,769,942
PIBB - BNDES	1,584,306	2,358,536	3,942,842
BNDESPar	206,378,882	66,185,272	272,564,154
Foreign institutional investors in local market	270,112,622	512,851,355	782,963,977
Institutional investors	123,988,167	364,825,506	488,813,673
Retail investors in Brazil	50,525,569	385,438,758	435,964,327
Treasure stock	71,071,482	140,857,692	211,929,174
Total	3,256,724,482	2,108,579,618	5,365,304,100

b)                           Treasury stocks

In March 31, 2014, there are 211,929,174 treasury stocks, in the amount of US$4,477. There were not transactions in the period.

c)                            Basic and diluted earnings per share

The values of basic and diluted earnings per shares were calculated as follows:

	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013
Net income from continuing operations attributable to the Company’s stockholders	2,515	3,165

Basic and diluted earnings per share:
Income available to preferred stockholders	960	1,208
Income available to common stockholders	1,555	1,957
Total	2,515	3,165

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653
Total	5,153,375	5,153,375

Basic and diluted earnings per share from continuing operations
Basic earnings per preferred share	0.49	0.61
Basic earnings per common share	0.49	0.61

	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013
Loss from discontinuing operations attributable to the Company’s stockholders	—	(56)

Basic and diluted earnings per share:
Loss available to preferred stockholders	—	(21)
Loss available to common stockholders	—	(35)
Total	—	(56)

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653
Total	5,153,375	5,153,375

Basic and diluted earnings per share from discontinuing operations
Basic earnings per preferred share	—	(0.01)
Basic earnings per common share	—	(0.01)

	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013
Net income attributable to the Company’s stockholders	2,515	3,109

Basic and diluted earnings per share:
Income available to preferred stockholders	960	1,187
Income available to common stockholders	1,555	1,922
Total	2,515	3,109

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653
Total	5,153,375	5,153,375

Basic and diluted earnings per share
Basic earnings per preferred share	0.49	0.60
Basic earnings per common share	0.49	0.60

24.                               Information by Business Segment and Consolidated Revenues by Geographic Area

The information presented to the Executive Board on the performance of each segment is derived from the accounting records adjusted for reallocations between segments.

a)                                     Results by segment

	Three-month period ended (unaudited)
	March 31, 2014
	Bulk Materials	Basic Metals	Fertilizers	Others	Total
Results
Net operating revenue	6,955	1,728	533	287	9,503
Cost and expenses	(3,524)	(1,179)	(498)	(255)	(5,456)
Depreciation, depletion and amortization	(492)	(429)	(100)	(5)	(1,026)
Operating income (loss)	2,939	120	(65)	27	3,021

Financial results, net	287	(131)	2	(9)	149
Equity results from joint ventures and associates	229	(6)	—	(28)	195
Income taxes	(971)	(34)	19	(3)	(989)
Net income (loss)	2,484	(51)	(44)	(13)	2,376

Loss attributable to noncontrolling interests	(20)	(113)	(5)	(1)	(139)
Income (loss) attributable to the company’s stockholders	2,504	62	(39)	(12)	2,515

Sales classified by geographic area:
America, except United States	203	348	10	—	561
United States of America	2	262	—	124	388
Europe	1,188	593	27	—	1,808
Middle East/Africa/Oceania	449	35	—	—	484
Japan	715	165	—	—	880
China	3,058	155	—	—	3,213
Asia, except Japan and China	588	169	3	—	760
Brazil	752	1	493	163	1,409
Net operating revenue	6,955	1,728	533	287	9,503

	Three-month period ended (unaudited)
	March 31, 2013
	Bulk Materials	Basic Metals	Fertilizers	Others	Total of continued operations	Discontinued operations (General Cargo)	Total
Results
Net operating revenue	7,894	1,842	721	189	10,646	289	10,935
Cost and expenses	(3,483)	(1,145)	(639)	(163)	(5,430)	(303)	(5,733)
Depreciation, depletion and amortization	(414)	(463)	(119)	(11)	(1,007)	(39)	(1,046)
Operating income (loss)	3,997	234	(37)	15	4,209	(53)	4,156

Financial results, net	(326)	39	(8)	(51)	(346)	1	(345)
Equity results from joint ventures and associates	180	(4)	—	(4)	172	—	172
Income taxes	(895)	(25)	2	(9)	(927)	(4)	(931)
Net income (loss)	2,956	244	(43)	(49)	3,108	(56)	3,052

Net loss attributable to noncontrolling interests	(24)	(28)	5	(10)	(57)	—	(57)
Income (loss) attributable to the company’s stockholders	2,980	272	(48)	(39)	3,165	(56)	3,109

Sales classified by geographic area:
America, except United States	185	311	11	—	507	—	507
United States of America	3	288	—	25	316	—	316
Europe	1,415	620	33	—	2,068	—	2,068
Middle East/Africa/Oceania	435	17	7	7	466	—	466
Japan	362	136	—	—	498	—	498
China	4,191	251	—	—	4,442	—	4,442
Asia, except Japan and China	576	216	13	—	805	—	805
Brazil	727	3	657	157	1,544	289	1,833
Net operating revenue	7,894	1,842	721	189	10,646	289	10,935

	Three-month period ended (unaudited)
	March 31, 2014
	Net operating revenues	Cost	Expenses	Research and evaluation	Pre operating and stoppage operation	Operating profit (loss)	Depreciation, depletion and amortization	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Ferrous minerals
Iron ore	5,183	(1,955)	(324)	(61)	(24)	2,819	(369)	2,450	39,337	1,316	626
Pellets	1,431	(612)	(3)	—	(22)	794	(51)	743	1,813	75	1,085
Ferroalloys and manganese	69	(55)	(2)	—	(5)	7	(6)	1	290	28	—
Others ferrous products and services	135	(163)	1	—	—	(27)	(27)	(54)	385	13	—
	6,818	(2,785)	(328)	(61)	(51)	3,593	(453)	3,140	41,825	1,432	1,711
Coal	137	(237)	(53)	(1)	(8)	(162)	(39)	(201)	4,548	396	368
	6,955	(3,022)	(381)	(62)	(59)	3,431	(492)	2,939	46,373	1,828	2,079
Base Metals
Nickel and other products (a)	1,400	(809)	(25)	(31)	(115)	420	(391)	29	28,898	268	20
Copper (b)	328	(202)	7	—	(4)	129	(38)	91	3,927	110	223
	1,728	(1,011)	(18)	(31)	(119)	549	(429)	120	32,825	378	243
Fertilizers
Potash	36	(30)	—	(4)	(7)	(5)	(5)	(10)	183	—	—
Phosphates	403	(343)	(20)	(11)	(22)	7	(83)	(76)	7,551	80	—
Nitrogen	78	(56)	(2)	(2)	(1)	17	(12)	5	—	—	—
Others fertilizers products	16	—	—	—	—	16	—	16	—	—	—
	533	(429)	(22)	(17)	(30)	35	(100)	(65)	7,734	80	—

Others	287	(187)	(33)	(35)	—	32	(5)	27	3,924	97	2,993
Total	9,503	(4,649)	(454)	(145)	(208)	4,047	(1,026)	3,021	90,856	2,383	5,315

(a) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

	Three-month period ended (unaudited)
	March 31, 2013
	Net operating revenues	Cost	Expenses	Research and evaluation	Pre operating and stoppage operation	Operating profit (loss)	Depreciation, depletion and amortization	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible	Investments
Bulk Material
Ferrous minerals
Iron ore	6,139	(1,961)	(348)	(60)	(50)	3,720	(299)	3,421	39,833	1,765	707
Pellets	1,409	(461)	—	(3)	(36)	909	(39)	870	2,087	70	1,269
Ferroalloys and manganese	117	(76)	(23)	—	—	18	(5)	13	253	11	—
Others ferrous products and services	18	(26)	(2)	—	—	(10)	(29)	(39)	604	6	—
	7,683	(2,524)	(373)	(63)	(86)	4,637	(372)	4,265	42,777	1,852	1,976
Coal	211	(261)	(155)	(10)	(11)	(226)	(42)	(268)	3,831	120	296
	7,894	(2,785)	(528)	(73)	(97)	4,411	(414)	3,997	46,608	1,972	2,272
Base Metals
Nickel and other products (a)	1,581	(861)	(49)	(47)	(190)	434	(421)	13	29,613	769	23
Copper (b)	261	(198)	(29)	(13)	(2)	19	(42)	(23)	4,616	184	249
Others	—	—	244	—	—	244	—	244	—	—	—
	1,842	(1,059)	166	(60)	(192)	697	(463)	234	34,229	953	272
Fertilizers
Potash	51	(28)	3	(1)	(7)	18	(19)	(1)	2,275	219	—
Phosphates	482	(382)	(57)	(3)	(13)	27	(72)	(45)	7,734	75	—
Nitrogen	171	(144)	(1)	(2)	(2)	22	(28)	(6)	—	—	—
Others fertilizers products	17	—	—	(2)	—	15	—	15	333	—	—
	721	(554)	(55)	(8)	(22)	82	(119)	(37)	10,342	294	—
Others	189	(118)	(15)	(30)	—	26	(11)	15	2,076	129	3,858
Total of continued operations	10,646	(4,516)	(432)	(171)	(311)	5,216	(1,007)	4,209	93,255	3,348	6,402

Discontinued operations (General Cargo)	289	(277)	(21)	(5)	—	(14)	(39)	(53)	2,673	199	—
Total	10,935	(4,793)	(453)	(176)	(311)	5,202	(1,046)	4,156	95,928	3,547	6,402

(a) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(b) Includes copper concentrate and does not include the cooper by-product of nickel.

25.          Cost of goods sold and services rendered, and Sales and Administrative Expenses and Other Operational Expenses (Income), net, by Nature

a)         Costs of goods sold and services rendered

	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013

Personnel	678	747
Material	810	949
Fuel oil and gas	415	428
Outsourcing services	902	834
Energy	145	159
Acquisition of products	420	285
Depreciation and depletion	941	889
Freight	692	603
Others	587	510
Total	5,590	5,404

b)  Selling and administrative expenses

	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013
Personnel	110	143
Services (consulting, infrastructure and others)	44	69
Advertising and publicity	5	7
Depreciation	44	54
Travel expenses	2	5
Taxes and rents	6	8
Selling	42	35
Others	29	31
Total	282	352

c)             Others operational expenses (incomes), net

	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013
Provision for litigation	56	10
Provision for loss with VAT credits (ICMS)	45	15
Provision for profit sharing	40	60
Provision for disposal of materials/inventories	20	142
Goldstream transaction	—	(244)
Other	56	152
Total	217	135

26.          Financial result

The financial results, by nature, are as follows:

	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013
Financial expenses
Interest	(334)	(333)
Labor, tax and civil contingencies	(7)	(17)
Derivatives	(19)	(73)
Indexation and exchange rate variation (a)	(489)	(298)
Stockholders’ debentures	(22)	(172)
Net expenses of REFIS	(161)	—
Others	(158)	(79)
	(1,190)	(972)
Financial income
Derivatives	231	179
Indexation and exchange rate variation (b)	1,005	379
Others	103	68
	1,339	626
Financial results, net	149	(346)

Summary of indexation and exchange rate
Loans and financing	856	300
Related parties	4	4
Others	(344)	(223)
Net (a) + (b)	516	81

27.          Gold stream transaction

In February 2013, the Company entered into a gold stream transaction with Silver Wheaton Corp. (“SLW”) to sell 25% of the gold extracted during the life of the mine as a by-product of the Salobo copper mine and 70% of the gold extracted during the next 20 years as a by-product of the Sudbury nickel mines.

In March 2013, we received up-front cash proceeds of US$1.9 billion, plus ten million warrants of SLW with exercise price of US$65 exercisable in the next ten years, which fair value is US$100. The amount of US$1,330 was received for the Salobo transaction and US$570 plus the ten million warrants of SLW were received for the Sudbury transaction.

In addition, as the gold is delivered to SLW, Vale will receive a payment equal to the lesser of: (i) US$400 per ounce of refined gold delivered, subject to an annual increase of 1% per year commencing on January 1, 2016 and each January 1 thereafter; and (ii) the reference market price on the date of delivery.

This transaction was bifurcated into two identifiable components of the transaction being: (i) the sale of the mineral rights for US$337 and, (ii) the services for gold extraction on the portion in which Vale operates as an agent for SLW gold extraction.

The result of the sale of the mineral rights, was estimated in the amount of US$244 and was recognized in the income statement under Other operating expenses, net, while the portion related to the provision of future services for gold extraction, was estimated at US$1,393 and is recorded as deferred revenue (liability) and will be recognized in the statement of income as the service is rendered and the gold extracted. During the three month period ended March 31, 2014 and 2013, the Company recognized US$22 and US$17 in Statement of Income related to rendered services.

28.       Commitments

a)            Nickel project — New Caledonia

In regards to the construction and installation of our nickel plant in New Caledonia, we have provided guarantees in respect of our financing arrangements. We believe the likelihood of the guarantee being called upon is remote.

In October 2012, we entered into an agreement with Sumic, a stockholder in VNC, whereby Sumic agreed to a dilution in their interest in VNC from 21% to 14.5%. Sumic originally had a put option to sell to us the shares they own in VNC, which under the October 2012 agreement, the trigger on the put option has been changed from a cost threshold to a production threshold. The put option has been deferred to the first quarter of 2015 which is the earliest that it can be exercised.

b)            Nickel Plant — Indonesia

During 2012, our subsidiary PT Vale Indonesia Tbk (“PTVI”), a public company in Indonesia, submitted its strategic growth plan to the local government as part of the process for the renewing its license for the Contract of Work (“CoW”). During the process, the government identified the following points for renegotiation: (i) size of the CoW area; (ii) term and form of CoW extension; (iii) financial obligations (royalties and taxes); (iv) domestic processing and refining; (v) mandatory divestment; and (vi) priority use of domestic goods and services.  As part of the ongoing CoW renegotiation, PTVI submitted an updated growth strategy to high level government officials in June 2013. The CoW renegotiation progressed throughout 2013 and is on-going. Until the renegotiation process is complete, PTVI is unable to fully determine to what extent the CoW will be affected.  The operations of PTVI and the implementation of the growth strategy are partially dependent on the result of the renegotiation of the CoW.

c)             Nickel Plant — Canada

On March 28, 2013, Vale Canada, Vale Newfoundland & Labrador Limited (“VNLL”) and the Province of Newfoundland and Labrador (“Province”) entered into a Fifth Amendment to the Voisey’s Bay Development Agreement, which governs all of our development and operations in the Province involving the requirement to complete primary processing in the province. Vale has agreed to make certain payments to the Government in relation to the additional exemption utilized each year. In April 2013, VNLL surpassed the export limit and consequently, as at March 31, 2014 VNLL has accrued US$10 for payments to be paid related to the additional export exemption. In addition, Vale will build up a litigation liability, secured by letters of credit and other security, based on the additional exemption utilized in each year, which may become due and payable in the event that certain commitments in relation to the construction of the underground mine are delayed or not met. In this regard, letters of credit in the amount of US$123 have been issued as at March 31, 2014.

In the course of our operations we have provided other letters of credit and guarantees in the amount of US$852 that are associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

d)            Guinea — Iron ore projects

Our 51%-owned subsidiary VBG-Vale BSGR Limited (“VBG”) holds in iron ore concession rights in Simandou South (Zogota) and iron ore exploration permits in Simandou North (Blocks 1 & 2) in Guinea. On April 25, 2014 (subsequent event) the government of Guinea, based on the recommendation of the technical committee established pursuant to Guinean legislation, revoked VBG’S mining concessions. The decision is based on the allegations of fraudulent conduct in connection with the acquisition of the licenses by BSGR (Vale’s current partner in VBG) more than one year before Vale made any investment in VBG. The decision does not indicate any involvement by Vale and therefore does not prohibit Vale to participate in any reallocation of the mining titles. As at March 31, 2014, the total book value of the Company’s investment in VBG, which is in its pre-operating phase, was US$1.2 billion.

Vale is actively considering its legal rights and options to recover both the investments made in Guinea as well as the initial investment made in the VBG.

e)             Participative stockholders’ debentures

During the period, there was no issuance of new debentures, or any change in the par value or the indicators affecting debentures issued.

On March 31, 2014 and December 31, 2013 the value of the debentures at fair value totaled US$1,860 and US$1,775, respectively. The Company paid on March 2014 the amount of US$52 as semi-annual compensation.

f)      Operating lease - Pelletize Operations

Vale has operating lease agreements with its joint ventures Nibrasco, Itabrasco, and Kobrasco, in which Vale leases its pelletizing plants. These renewable operating lease agreements have duration between 3 and 10 years.

The total amount of operational leasing expenses on pelletizing operations on March 31, 2014 and 2013 were US$91 and US$14, respectively.

g)      Concession and Sub-concession Agreements

The contractual basis and deadlines for completion of concessions rail and port terminals are unchanged in the period.

h)                Guarantee issued to affiliates

The Company provided corporate guarantees, within the limits of its participation, a line of credit acquired by associate Norte Energia S.A. from BNDES, Caixa Econômica Federal and Banco BTG Pactual. On March 31, 2014 the amount guaranteed by Vale was US$395. After the conclusion of the transaction of our Energy Generations Assets (Note 6) our guarantee will be shared with CEMIG GT.

29.          Related parties

Transactions with related parties are made by the Company in a strictly commutative manner, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

In the normal course of operations, Vale contracts rights and obligations with related parties (associated companies, jointly controlled entities and Stockholders), derived from operations of sale and purchase of products and services, leasing of assets, sale of raw material, so as rail transport services, through prices agreed between the parties.

The balances of these related party transactions and their effect on the financial statements may be identified as follows:

	Assets
	March 31, 2014 (unaudited)		December 31, 2013
	Customers	Related parties	Customers	Related parties
Baovale Mineração S.A.	4	—	4	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	1	—	1	—
Minas da Serra Geral S.A.	—	1	—	1
Mineração Rio do Norte S.A.	—	7	—	—
Mitsui Co.	42	—	47	—
MRS Logística S.A.	6	30	6	6
Samarco Mineração S.A.	21	168	29	162
Teal Minerals Incorporated	—	187	—	175
VLI Multimodal S.A.	246	129
VLI S.A.	9	247
VLI Operações Portuárias S.A.		34
Others	54	31	29	25
Total	383	834	116	369

Current	383	719	116	261
Non-current	—	115	—	108
Total	383	834	116	369

	Liabilities
	March 31, 2014 (unaudited)		December 31, 2013
	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	9	—	15	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	25	47	2	59
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	16	—	15	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	13	17	2	16
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	40	116	—	128
Ferrovia Centro-Atlântica S.A.	6	160
Minas da Serra Geral S.A.	—	—	7	—
Mitsui Co.	1	—	2	—
MRS Logística S.A.	23	—	22	—
Samarco Mineração S.A.	—	—	1	—
VLI Multimodal S.A.	—	140
VLI S.A.	—	4
Others	2	8	—	7
Total	135	492	66	210

Current	135	328	66	205
Non-current	—	164	—	5
Total	135	492	66	210

	Income		Cost/ expense
	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Baovale Mineração S.A.	—	—	5	6
California Steel Indutstries	94	25	—	—
Companhia Siderúrgica do Atlântico	—	—	116	27
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	26	4
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	—	16	1
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	10	4
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	39	5
Mitsui & Co Ltd	44	27		—
MRS Logística S.A.	—	2	138	144
Samarco Mineração S.A.	62	78	—	—
VLI S.A.	112	—	27	—
Others	18	18	4	4
Total	330	150	381	195

	Three-month period ended (unaudited)
	March 31, 2014		March 31, 2013
	Income	Cost/ expense	Income	Cost/ expense
Sales/Cost of iron ore and pellets	62	96	78	20
Revenues/ expense from logistic services	112	165	3	144
Sales/ Cost of steel products	94	116	25	27
Financial income/ expenses	13	—	—	—
Others	49	4	44	4
	330	381	150	195

	Balance sheet		Statement of income
	Three-month period ended (unaudited)
	March 31, 2014	December 31, 2013	March 31, 2014	March 31, 2013
Cash and cash equivalents
Brasdesco	21	25	1	1
	21	25	1	1
Loan payable
BNDES	4,837	4,297	(57)	(35)
BNDESPar	833	718	(12)	(14)
	5,670	5,015	(69)	(49)

Remuneration of key management personnel:

	Three-month period ended (unaudited)
	March 31, 2014	March 31, 2013
Short-term benefits:	18	15
Wages or pro-labor	3	3
Direct and indirect benefits	4	3
Bonus	11	9

Long-term benefits:	1	1
Based on stock	1	1

Termination of position	—	—
	19	16

Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Gilmar Dalilo Cezar Wanderley
Dan Antônio Marinho Conrado	Renato da Cruz Gomes
Chairman	Ricardo Simonsen
Tatiana Boavista Barros Heil
Mário da Silveira Teixeira Júnior
Vice-President	Fiscal Council

Hiroyuki Kato	Marcelo Amaral Moraes
João Batista Cavaglieri	Chairman
José Mauro Mettrau Carneiro da Cunha
Luciano Galvão Coutinho	Aníbal Moreira dos Santos
Marcel Juviniano Barros	Arnaldo José Vollet
Oscar Augusto de Camargo Filho	Dyogo Henrique de Oliveira
Renato da Cruz Gomes
Robson Rocha	Alternate
Oswaldo Mário Pêgo de Amorim Azevedo
Alternate	Paulo Fontoura Valle
Valeriano Durval Guimarães Gomes
Laura Bedeschi Rego de Mattos
Eduardo de Oliveira Rodrigues Filho
Eduardo Fernando Jardim Pinto	Executive Officers
Francisco Ferreira Alexandre
Hidehiro Takahashi	Murilo Pinto de Oliveira Ferreira
Hayton Jurema da Rocha	Chief Executive Officer
Luiz Carlos de Freitas
Luiz Maurício Leuzinger	Vânia Lucia Chaves Somavilla
Marco Geovanne Tobias da Silva	Executive Officer (Human Resources, Health & Safety, Sustainability and Energy)
Sandro Kohler Marcondes

Luciano Siani Pires
Advisory Committees of the Board of Directors	Chief Financial Officer and Investors Relations

Controlling Committee	Roger Allan Downey
Luiz Carlos de Freitas	Executive Officer (Fertilizers and Coal)
Paulo Ricardo Ultra Soares
Paulo Roberto Ferreira de Medeiros	José Carlos Martins
Executive Officer (Ferrous and Strategy)
Executive Development Committee
Laura Bedeschi Rego de Mattos	Galib Abrahão Chaim
Luiz Maurício Leuzinger	Executive Officer (Capital Projects Implementation)
Marcel Juviniano Barros
Oscar Augusto de Camargo Filho	Humberto Ramos de Freitas
Executive Officer (Logistics and Mineral Research)
Strategic Committee
Murilo Pinto de Oliveira Ferreira	Gerd Peter Poppinga
Dan Antônio Marinho Conrado	Executive Officer (Base Metals and Information Technology)
Luciano Galvão Coutinho
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Marcelo Botelho Rodrigues
Finance Committee	Global Controller Director
Luciano Siani Pires
Eduardo de Oliveira Rodrigues Filho	Marcus Vinicius Dias Severini
Luciana Freitas Rodrigues	Chief Accounting Officer
Luiz Maurício Leuzinger	CRC-RJ - 093982/O-3

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: April 30, 2014		Rogerio T. Nogueira
Director of Investor Relations